Exhibit 99.1

ProQR Therapeutics N.V. Press Release November 14, 2017

ProQR Prices Approximately $20 Million Underwritten Public Offering and Concurrent Registered Direct Offering of Ordinary Shares

LEIDEN, the Netherlands, November 14, 2017 – ProQR Therapeutics N.V. (Nasdaq: PRQR), a biopharmaceutical company dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases, today announced the pricing of its previously announced underwritten public offering and concurrent registered direct offering of its ordinary shares at a price to the public of $3.25 per share. All of the shares are being offered by ProQR. In addition, in the public offering, ProQR has granted the underwriters a 30-day option to purchase up to 745,471 additional ordinary shares at the public offering price, less underwriting discounts and commissions. Gross proceeds from both offerings are expected to be approximately $20 million, assuming no exercise of the underwriters’ option to purchase additional shares in the public offering.

H.C. Wainwright & Co. is acting as sole book-running manager for the offering. National Securities Corporation is acting as co-manager for the offering.

The pricing for the underwritten public offering was for a total of 4,969,805 ordinary shares for expected gross proceeds of $16.15 million. The pricing for the concurrent registered direct offering was for a total of 1,427,692 ordinary shares for expected gross proceeds of $4.64 million. The offerings are expected to close on November 16, 2017, subject to customary closing conditions. In addition, closing of the registered direct offering is contingent upon ProQR completing the public offering. The registered direct offering was made without an underwriter or a placement agent.

A shelf registration statement relating to the offered ordinary shares was filed with the Securities and Exchange Commission (SEC) on October 2, 2015, which was declared effective on October 19, 2015. A preliminary prospectus supplement related to the underwritten public offering has been filed with the SEC and is available on the SEC’s website, located at www.sec.gov. Copies of the final prospectus supplement and the accompanying prospectus relating to each offering may be obtained from H.C. Wainwright & Co., LLC at 430 Park Avenue, 4th Floor, New York, New York 10022, or by e-mail: placements@hcwco.com or by telephone: 646-975-6996.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as cystic fibrosis, Leber’s congenital amaurosis 10 and dystrophic epidermolysis bullosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements about the completion, timing and size of the offerings of ProQR’s ordinary shares. These forward-looking statements involve risks and uncertainties, many of which are beyond ProQR’s control, including risk and uncertainties related to market conditions and satisfaction of customary closing conditions related to the offerings. There can be no assurance that ProQR will be able to complete the offerings on the anticipated terms, or at all. Applicable risks also include those that are included in ProQR’s prospectus supplement and accompanying prospectus filed with the SEC for the offerings, including the documents incorporated by reference therein, which include ProQR’s Annual Report on Form 20-F for the year ended December 31, 2016, and any subsequent SEC filings. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.:

Investor Relations

Bonnie Ortega

T: +1 858 245 3983

ir@proqr.com

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com